Filed by Covista Communications, Inc. Pursuant to Rule 425
                                              Under the Securities Act of 1933
                                 Subject Company: Capsule Communications, Inc.
                                                  Commission File No.: 0-30555


NEWS RELEASE

Contacts:

Thomas Gunning                          David Hurwitz
Chief Financial Officer                 President and Chief Executive Officer
Covista Communications, Inc.            Capsule Communications, Inc.
Tel: (973) 812-1100                     Tel: (215) 244-3433
Fax: (973) 237-6414                     Fax: (215) 244-2443
Email: tgunning@covista.com             Email: dhurwitz@capsulecom.com


FOR IMMEDIATE RELEASE

       COVISTA COMMUNICATIONS, INC. OFFER TO EXCHANGE STOCK FOR CAPSULE
                      COMMUNICATIONS, INC. FILED WITH SEC

Little Falls, New Jersey and Bensalem, Pennsylvania, September 19, 2001 - Covista Communications, Inc. (NASDAQ: CVST) today announced it had filed a Registration Statement on Form S-4 under the Securities Act of 1933 with the Securities Exchange Commission. The Registration Statement on Form S-4 contains the offer by CCI Acquisitions Corp., a newly-formed, wholly-owned subsidiary of Covista, to exchange 0.1116 shares of Covista common stock for each outstanding share of Capsule Communications, Inc. (OTC Bulletin Board:
CAPS.OB) common stock held by Capsule stockholders other than its controlling stockholder, and 0.0838 shares of Covista common stock for each outstanding share of Capsule common stock held by Henry G. Luken, III, the controlling stockholder of Capsule, in each case subject to adjustment as provided in the merger agreement. The adjustment mechanism is designed to ensure that the minority stockholders of Capsule will not receive more than $0.6696 of Covista common stock for each share of Capsule common stock, and that the majority stockholder of Capsule will not receive more than $0.5028 of Covista common stock for each share of Capsule common stock. The offer will be tendered to the Capsule shareholders after the Registration Statement becomes effective.

A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. THESE SECURITIES MAY NOT BE SOLD, NOR MAY OFFERS TO EXCHANGE BE ACCEPTED, PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS STATEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO EXCHANGE NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION.

ABOUT COVISTA:

Covista is a facilities-based long distance telecommunications, Internet and data services provider with a substantial customer base in both the commercial and wholesale market segments. Its products and services include a broad range of voice, data and Internet solutions, including long distance and toll-free services, calling card, frame relay, Internet access, VPN, directory assistance and teleconferencing services. The wholesale division provides

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domestic and international termination services to carriers worldwide at competitive rates. Covista currently owns and operates switches in New York City and Newark, New Jersey, and previously has announced plans to expand to additional switch sites in Los Angeles, Chicago, Dallas and Chattanooga, as well as to open a 200-seat call center in Chattanooga. An additional switch site in the Philadelphia area is expected to be added when the previously-announced acquisition of Capsule Communications is completed. The Company previously announced that it has acquired access to nation-wide network facilities comprising 2,822,400,000 DS-0 channel miles of telecommunications capacity. Covista operates a Network Operations Center in Northern New Jersey to monitor its switched network and to coordinate its various services. Covista processes approximately 95% of all its call volume through its own facilities. For information on becoming a Covista customer, please telephone
(888) 426-8478 or visit the Company's website at www.covista.com.

ABOUT CAPSULE

Capsule is a switch-based inter-exchange carrier providing local and long-distance telephone communications services primarily to small- and medium-size business customers as well as residential customers. Capsule provides inbound long-distance services and local resale services as well as other telecommunications services including calling cards, cellular, paging, Internet service, dedicated access, data services, and carrier termination services. Capsule uses its own switches and facilities to originate, transport and terminate calls for customers generally located in the Mid-Atlantic region and in California. For calls originating or terminating outside its own network, Capsule utilizes services provided by other long-distance companies. Capsule Communications is the successor corporation to US Wats, Inc. For more information, please visit Capsule's website at www.capsulecom.com.

COMMENTS ON FORWARD-LOOKING STATEMENTS

This press release contains historical and forward-looking statements which are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Act of 1995, which may not be indicative of future results. Investors are cautioned that forward-looking statements such as statements of the Company's plans, objectives, expectations and intentions involve risks and uncertainties. The cautionary statements made in this release should be read as being applicable to all related statements wherever they appear. Statements containing terms such as "believes," "does not believe," "no reason to believe," "expects," "plans," "projects," "intends," "estimates," "anticipates," or similar terms, are considered to contain uncertainty and are forward-looking statements. The actual results could differ materially from those discussed. Factors that could contribute to such differences include the following: a decline in either the growth of wireless communications or the acceptance of CDMA technology; the demand for semiconductors for applications such as optical networks and wireless communication and the performance of our manufacturing facilities; our ability to successfully integrate the combined company, our dependence on a few large customers; competitive products or technologies that could reduce demand for our products such as direct conversion or digital filtering technology; increased sales through consignment agreements; our ability to successfully develop and bring new products to market; our dependence on a limited number of suppliers for certain key raw materials; risks associated with international sales; declining selling prices for some of our key products; decreased manufacturing yields; cancellation of purchase orders by our customers; our inability to protect our intellectual property or if we infringe on the intellectual
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property of others; increased competition from other suppliers; risks associated with our Costa Rican operations; risk of natural disasters; and other risks discussed in the SEC filings of the respective companies including Form 10-K and Form 10-Q, which can be accessed at the SEC Web site at www.sec.gov.

A reader of this release should understand that it is not possible to predict or identify all such risk factors. Consequently, the reader should not consider this list to be a complete statement of all potential risks or uncertainties. We do not assume the obligation to update any forward-looking statement.

OTHER LEGAL INFORMATION

In connection with the filing of a Registration Statement on Form S-4, each of Covista and Capsule expects to mail a Joint Proxy Statement/Prospectus to its respective stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when such documents are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Covista, Capsule, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Copies of the Joint Proxy Statement/Prospectus and the SEC filings that will be incorporated by reference therein also can be obtained, without charge, by directing a request to Covista Communications, Inc., 150 Clove Road, Little Falls, NJ 07424,
Attention: Thomas P. Gunning (973-812-1100), or to Capsule Communications, Inc., Two Greenwood Square, 3331 Street Road, Suite 275, Bensalem, PA 19020,
Attention:  David B. Hurwitz (215-244-3433).

Capsule, its directors, executive officers and certain members of management and employees may be soliciting proxies from Capsule's shareholders in favor of the adoption of the merger agreement. A description of any interests that Capsule's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

Covista, its directors, executive officers and certain members of management and employees may be soliciting proxies from Covista's shareholders in favor of the issuance of Covista shares in connection with the merger. A description of any interests that Covista's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

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